UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor

Montevideo, Uruguay, 11100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated June 6, 2025 titled “Arcos Dorados Announces Management Changes. Luis Raganato Appointed Chief Executive Officer. Marcelo Rabach to Remain a member of the Board of Directors”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: June 6, 2025

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS ANNOUNCES MANAGEMENT CHANGES

Luis Raganato Appointed Chief Executive Officer

Marcelo Rabach to Remain a member of the Board of Directors

Montevideo, Uruguay, June 6, 2025 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today announced its Board of Directors has appointed Luis Raganato as Arcos Dorados’ new Chief Executive Officer, effective July 1, 2025. Mr. Raganato succeeds Marcelo Rabach, who decided to step down from the CEO position but will remain a member of the Company’s Board of Directors.

“Luis began his career with us in 1991, as a crew member in one of our restaurants in Córdoba, Argentina. By the time we appointed him Chief Operating Officer in 2019, he had established a successful track record at every level of our operation. It did not take long for Luis to again prove his leadership abilities, as he played an instrumental role in guiding Arcos Dorados through the global pandemic of 2020. Coming out of that challenging period, he worked with the ADvance digital team to further the digitalization of the operation, which was a key driver of the record financial results of the last several years,” said Woods Staton, Executive Chairman of the Board.

“For the last six years, Luis has partnered with Marcelo to take Arcos Dorados to new heights, and I am confident he is the right person to lead us into our next phase of growth. His experience, vision and commitment to our values will ensure we build an even brighter future for our Company and all its stakeholders. I would like to express my heartfelt gratitude to Marcelo for 35 stellar years at Arcos Dorados. He is leaving the Company in as strong a position as ever and, although he will no longer lead the day-to-day operation, I am very pleased that Marcelo will remain a member of our Board of Directors to help steer the Company’s strategy into the future,” Mr. Staton concluded.

“I am honored to have been appointed the next CEO of Arcos Dorados. I would like to thank Woods and the other members of our Board for this incredible opportunity. We have come a long way on our journey to become Latin America and the Caribbean’s largest and most successful QSR operator and I am certain that we still have a huge opportunity to continue growing for the foreseeable future,” said Mr. Raganato. “I worked directly with Marcelo for more than ten years, beginning when I became President of the Caribbean Division and he was COO, and for the last six years as COO of Arcos Dorados. Together, we helped develop the Company’s long-term strategy and I am committed to generating value for all our stakeholders.”

Mr. Raganato served as the Company’s Chief Operating Officer beginning in July 2019. Prior to his appointment as COO, he was the Divisional President for the Caribbean, and before that, the Managing Director of Arcos Dorados in Peru. Mr. Raganato began his career at Arcos Dorados in 1991 as a Trainee in the Nuevocentro Shopping Center location in the province of Córdoba, Argentina and has held various positions in Operations Management over the course of his career with Arcos Dorados. Mr. Raganato holds a bachelor’s degree in business administration from Instituto Aeronáutico de Argentina, a master’s degree in marketing and business development from Escuela Superior de Estudios de Marketing de Madrid and an MBA from Universidad de Piura, Peru.

Carlos Gonzalez appointed as Arcos Dorados’ new Chief Operating Officer

Carlos Gonzalez, who currently serves as President of the South Latin American Division, will succeed Mr. Raganato as Chief Operating Officer, also effective July 1, 2025. Mr. Gonzalez began his career in the financial and automotive sectors before joining McDonald’s Chile in 2000. During his tenure, he held various operational and leadership roles within the Company, including as Managing Director for Chile, from 2011 to 2024. Mr. Gonzalez has a degree in public administration from the University of Chile in 1989 and has completed various postgraduate studies in marketing and management as well as a master’s in business management from Adolfo Ibáñez University in Santiago, Chile.

For more information, please contact:

Investor Relations Contact	Media Contact
Dan Schleiniger	David Grinberg
VP of Investor Relations	VP of Corporate Communications
Arcos Dorados	Arcos Dorados
daniel.schleiniger@mcd.com.uy	david.grinberg@mcd.com.uy

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    About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,400 restaurants, operated by the Company or by its sub-franchisees, that together employ more than 100 thousand people (as of 03/31/2025). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

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